Exhibit 99.1

        FOR IMMEDIATE RELEASE
DEC. 18, 2002

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax)
mosheamit@camtek.co.il

DYCONEX CHOOSES CAMTEK'S ORION FOR OPTICAL INSPECTION OF
ITS ADVANCED PCB PRODUCTS

MIGDAL HAEMEK, Israel—December 18, 2002—Camtek Ltd. (NASDAQ: CAMT) announced today that it received an order for its Orion 800 AOI system from Dyconex Ltd., a Swiss-based, major global manufacturer of high-end PCBs, multi-chip modules and electronic interconnection technology. The system has already been qualified for production, following a rigorous evaluation against competing systems.

"Our products are implemented in sophisticated medical instruments," said Robert Demuth, Dyconex' CEO. "As such, we needed detection ability as close to 100% as possible. The combination of circuit flexibility, laser-drilled via and layer translucency greatly amplifies the challenge to the inspection system. Camtek's system was found fully capable in handling these challenges."

Commenting on the order, Roni Flieswasser, President of Camtek Europe, said: "Dyconex' selection of our Orion 800 is an important recognition of the system capabilities. The technological challenge created by their products makes Dyconex a strategic customer for Camtek, and we are looking forward to continue supporting their evolving inspection needs in the future."

"The extremely competitive PCB industry today is technology-driven," commented Rafi Amit, Camtek's CEO. "We have been developing the Orion 800 series, our flagship product family, to address the evolving needs of cutting edge PCB manufacturing technologies. We believe that the high-end market will be among the first segments to recover from the current recession".

ABOUT DYCONEX

DYCONEX is recognized worldwide as one of the technology leaders in the area of high-end Printed Circuit Boards and MCM-Ls. Over the last decades DYCONEX launched many innovative substrate technologies. The most known is DYCOstrate®, i.e. the use of plasma for the formation of microvias in thin flexible dielectrics. DYCONEX' specialties are: high-performance microvia PCBs, flexible and rigid-flexible HDIs/MCM-Ls, constrained PCBs and HDIs. See also www.dyconex.com.

ABOUT CAMTEK LTD.

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.